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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. )(1)


                          Rock of Ages Corporation
                              (Name of Issuer)


               Class A Common Stock, Par Value $.01 Per Share
                       (Title of class of securities)


                                772632 10 5
                               (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

-----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                        58-1490248
      MISSOURI RED QUARRIES, INC.       Fiscal Year End 12/31
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                              (b) |_|
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      GEORGIA
---------------------------------------------------------------------------
    NUMBER OF       5  SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY      -------------------------------------------------------
    OWNED BY        6      SHARED VOTING POWER
      EACH                 263,441
    REPORTING       -------------------------------------------------------
     PERSON         7      SOLE DISPOSITIVE POWER
      WITH                 0
                    -------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           263,441
---------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      263,441
---------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                |_|
---------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.7%
---------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
---------------------------------------------------------------------------




--------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      G. THOMAS OGLESBY, JR.
--------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------
    NUMBER OF       5  SOLE VOTING POWER
     SHARES            30,000
  BENEFICIALLY      ------------------------------------------------------
    OWNED BY        6      SHARED VOTING POWER
      EACH                 263,441
    REPORTING       ------------------------------------------------------
     PERSON         7      SOLE DISPOSITIVE POWER
      WITH                 30,000
                    ------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           263,441
--------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,441
--------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                              |_|
---------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.3%
---------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
---------------------------------------------------------------------------



Item 1.

  (a) Name of Issuer:  Rock of Ages Corporation

  (b) Address of Issuer's Principal Executive Offices: 772 Graniteville Road, Graniteville, Vermont 05654

Item 2.

  (a) Name of Persons Filing:  Missouri Red Quarries, Inc.
                               G. Thomas Oglesby, Jr.

  (b) Address of Principal Business Office:
                                          Missouri Red Quarries, Inc.
                                          Washington Highway
                                          Box 6077
                                          Elberton, Georgia 30635

                                          G. Thomas Oglesby, Jr.
                                          Washington Highway
                                          Box 6077
                                          Elberton, Georgia 30635

  (c) Citizenship:See Item 4 of Cover Pages

  (d) Title of Class of Securities:  Class A Common Stock, Par Value $.01 Per
Share

  (e) CUSIP Number: 772632 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a) |_|  Broker or Dealer Registered under Section 15 of the Exchange Act;

  (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

  (c) |_| Insurance Company as defined in Section 3(a)(19) of the Exchange
      Act;

  (d) |_| Investment Company registered under Section 8 of the Investment Company Act;

  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  (g) |_| A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

  (a) Amount Beneficially Owned(1):  See Item 9 of Cover Pages

  (b) Percent of Class(2): See Item 11 of Cover Pages

---------------
 (1) By virtue of Missouri Red Quarries, Inc.'s ("Missouri Red") beneficial ownership of 263,441 shares of Class B Common Stock, par value $.01 per share, of the issuer ("Class B Common Stock"), which is convertible on a share-for-share basis into Class A Common Stock, par value $.01 per share, of the issuer ("Class A Common Stock"), Missouri Red beneficially owns 263,441 shares of Class A Common Stock.

      Missouri Red is 100% owned by G. Thomas Oglesby, Jr. who is its President and sole director and therefore, Mr. Oglesby may be deemed to benefi cially own 263,441 shares of Class A Common Stock. An additional 30,000 shares of Class A Common Stock beneficially owned by Mr. Oglesby are subject to currently exerciseable options.

 (2) The percent of class is based on the number of shares of Class A Common Stock outstanding as of March 25, 1999, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and assumes the conversion on March 25, 1999 of all shares of Class B Common Stock benefi cially owned by the filing person and also that no other shares of Class B Common Stock beneficially owned by any other stockholder are so converted.


  (c) Number of shares as to which such person has:

      (i) Sole power to vote or to direct the vote: See Item 5 of Cover Pages
      (ii) Shared power to vote or to direct the vote: See Item 6 of Cover Pages
      (iii) Sole power to dispose or to direct the deposition of:
            See Item 7 of Cover Pages
      (iv) Shared power to dispose or to direct the disposition of:
            See Item 8 of Cover Pages

Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      Not applicable.

Exhibits

      1.    Agreement Regarding Joint Filing of Schedule 13G, dated
            April   , 1999, by and between Missouri Red Quarries, Inc.
            and G. Thomas Oglesby, Jr.



                              SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of Missouri Red Quarries, Inc. and G. Thomas Oglesby, Jr. certify that the information set forth in this statement is true, complete and correct.


 Date:  April 7, 1999

                              MISSOURI RED QUARRIES, INC.


                              By   /s/  G. Thomas Oglesby, Jr.
                                 ---------------------------------
                                Name:   G. Thomas Oglesby, Jr.
                                Title:  President


                              By   /s/  G. Thomas Oglesby, Jr.
                                 ---------------------------------
                                Name:  G. Thomas Oglesby, Jr.,
                                       Individually